Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED

BYLAWS

OF THE GREENBRIER COMPANIES, INC.

In accordance with Article XI of the Company’s Amended and Restated Bylaws, Article IV, Section 2 of the Company’s Amended and Restated Bylaws is amended in its entirety as follows:

Section 2. Duties of Officers.

(a) Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at meetings of the Board of Directors and shall perform such additional duties and have such additional powers as the Board of Directors may designate from time to time.

(b) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the corporation. The Chief Executive Officer shall, subject to the control of the Board of Directors, have general supervision of the business of the corporation, shall be responsible for preparing the agenda for all meetings of the Board of Directors and of the shareholders, and shall perform other duties commonly incident to his or her office. The Chief Executive Officer shall preside at all meetings of the shareholders. The Chief Executive Officer shall have the power, either in person or by proxy, to vote all voting securities held by the corporation of any other corporation or entity, and to execute, on behalf of the corporation, such agreements, contracts and instruments, including, without limitation, negotiable instruments, as shall be necessary or appropriate in furtherance of the conduct of the corporation’s normal business activities. The Chief Executive Officer shall also perform such other duties and have such other powers as the Board of Directors may designate from time to time.

(c) President. The President shall report to the Chief Executive Officer. In the absence of the Chief Executive Officer or his or her inability to act, the President, if any, shall, subject to the control of the Board of Directors, perform all duties of the Chief Executive Officer and when so acting shall have all the power of, and be subject to all restrictions upon, the Chief Executive Officer. The President shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(d) Vice Presidents. The Vice Presidents, in the order of their seniority, as designated by the Board of Directors, may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(e) Secretary. The Secretary shall attend all meetings of the shareholders and of the Board of Directors, and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the shareholders, of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him or her in these Bylaws and other duties commonly incident to such office and shall also perform such other duties and have such other powers as the Board of Directors may designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.